August 29, 2014

BY EDGAR AND OVERNIGHT DELIVERY

Geoff Kruczek

Attorney-Advisor

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	First Physicians Capital Group, Inc.
Amendment No. 1 to Schedule 13E-3 filed by First Physicians Capital Group, Inc., et al.
Filed July 30, 2014
File No. 005-59913

Revised Preliminary Proxy Statement on Schedule 14A
Filed June 20, 2014
File No. 000-30326

Dear Mr. Kruczek:

On behalf of First Physicians Capital Group, Inc. (the “Company”), William Houlihan, Robert N. Schwartz, Ph.D., Richardson E. Sells, Sean Kirrane, Adrian Reeder, SMP Investments I, LLC, Brian Potiker, Ciabattoni Living Trust dated August 17, 2000, Anthony J. Ciabattoni and Jane G. Ciabattoni (together with the Company, the “Filing Parties”), we are writing to respond to your letter dated August 8, 2014, containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.

For ease of reference, the text of the Staff’s comments is in bold-face type below, followed in each case by the responses of the relevant Filing Party or Parties.

Preliminary Proxy Statement on Schedule 14A

Discounted Cash Flow Method, page 24

1.	We note your revisions in response to prior comment 15. Please expand to clarify the nature of the discussions regarding the Company’s “operations and prospects,” including how those discussions relate to the projected financial information. Please also revise to clarify how Cabrillo Advisors “worked with management to refine the calculations and assumptions used in the forecast.” For example, tell us, with a view toward disclosure, how and why the calculations and assumptions currently disclosed changed from the initial calculation and assumptions.

United States Securities and Exchange Commission

August 29, 2014

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 25 to provide the requested disclosure.

Fairness Determination…, page 32

2.	We note your revisions in response to prior comment 7; however, it continues to appear that each filing person has not yet complied with the requirements of Schedule 13E-3. In particular, it appears that each Filing Party listed in the caption has not yet provided the disclosure required by Item 7 to Schedule 13E-3. Therefore, please revise to disclose each Filing Party’s purposes and reasons for the transaction and alternatives considered.

Also, if each Filing Party listed here is expressly adopting the Board’s analysis and conclusions regarding the fairness of the transaction, please revise to state so directly.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on pages 12 and 13 to provide the requested disclosure. In addition, please see the disclosure under the section “Special Factors — Fairness Determination by Sean Kirrane, Adrian Reeder, SMP, Brian Potiker, Ciabattoni Trust, A. Ciabattoni and J. Ciabattoni,” for a discussion of the Filing Parties, other than the Company, adopting the factors, analysis and conclusions of the Board regarding the fairness of the transaction as their own.

* * * * * * *

The Filing Parties acknowledge that:

•	the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact James E. O’Bannon, our outside counsel, at 214.969.3766. Thank you for your cooperation and prompt attention to this matter.

[Signature Page Follows]

Sincerely,

FIRST PHYSICIANS CAPITAL GROUP, INC.

/s/ Sean Kirrane, Chief Executive Officer
Sean Kirrane, Chief Executive Officer

/s/ William Houlihan
William Houlihan, individually

/s/ Robert N. Schwartz, Ph.D.
Robert N. Schwartz, Ph.D. , individually

/s/ Richardson E. Sells
Richardson E. Sells, individually

/s/ Sean Kirrane
Sean Kirrane, individually

/s/ Adrian Reeder
Adrian Reeder, individually

SMP INVESTMENTS I, LLC

/s/ Brian Potiker
Brian Potiker, Manager

/s/ Brian Potiker
Brian Potiker, individually

CIABATTONI LIVING TRUST U/A/D AUGUST 17, 2000

/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, Trustee

/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, individually

/s/ Jane G. Ciabattoni
Jane G. Ciabattoni, individually

cc:	James E. O’Bannon
Charles T. Haag
Jones Day